Filed pursuant to Rule 424(b)(3)
Registration No. 333-184677

AMERICAN REALTY CAPITAL HEALTHCARE TRUST II, INC.

SUPPLEMENT NO. 8, DATED OCTOBER 6, 2014,
TO THE PROSPECTUS, DATED MAY 21, 2014

This prospectus supplement, or this Supplement No. 8, is part of the prospectus of American Realty Capital Healthcare Trust II, Inc., or the Company, dated May 21, 2014, or the Prospectus, as supplemented by Supplement No. 3, dated July 30, 2014, or Supplement No. 3, Supplement No. 4, dated August 11, 2014, or Supplement No. 4, Supplement No. 5, dated September 10, 2014, or Supplement No. 5, Supplement No. 6, dated September 24, 2014, or Supplement No. 6, and Supplement No. 7, dated October 4, 2014, or Supplement No. 7. This Supplement No. 8 supplements, modifies, supersedes and replaces certain information contained in the Prospectus, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6 and Supplement No. 7 and should be read in conjunction with the Prospectus, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6 and Supplement No. 7. This Supplement No. 8 will be delivered with the Prospectus, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6 and Supplement No. 7. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. Defined terms used herein shall have the meaning ascribed to those terms in the prospectus as supplemented unless the context otherwise requires.

The purpose of this Supplement No. 8 is to update our disclosure relating to our real estate investments.

PROSPECTUS UPDATES

Description of Real Estate Investments

The following disclosure is hereby added to the end of the section entitled “Description of Real Estate Investments — Fredricksen Outpatient Center II” on page 177 of the Prospectus as included in Supplement No. 7.

“Benton House Portfolio — Initial Tranche

On September 30, 2014, we closed our acquisition of the fee simple interests in six seniors housing communities located in located in Georgia, Kansas and Missouri, or the Initial Benton House Tranche. We acquired the properties through wholly-owned subsidiaries of our operating partnership. The sellers of the properties were Brunswick SLP, LLC, Dublin Senior Living Partners, LLC, Johns Creek SLP, LLC, Lee’s Summit SLP, LLC, Roswell SLP, LLC and Titusville SLP, LLC, each a Georgia limited liability company. None of the sellers have a material relationship with us and the acquisition was not an affiliated transaction.

Capitalization

The contract purchase price of the properties was $97.7 million, exclusive of closing costs. We funded the acquisition of the Initial Benton House Tranche with proceeds from this offering.

Major Tenant/Lease Expiration

The Initial Benton House Tranche will be managed using a structure created under the REIT Investment Diversification and Empowerment Act of 2007, as amended (“RIDEA”), pursuant to which we will receive operating income generated from the operations of the seniors housing communities. PSLG Management, LLC (“PSLGM”), an independent eligible contractor, will manage the properties within the Initial Benton House Tranche known as The Benton House of Brunswick (Brunswick, Georgia), The Benton House of Dublin (Dublin, Georgia), The Benton House of Johns Creek (Johns Creek, Georgia), The Benton House of Lee’s Summit (Lee’s Summit, Missouri), The Manor on the Square (Roswell, Georgia) and The Benton House of Titusville (Titusville, Florida), and will receive a market rate management fee pursuant to separate management contracts.

Other

We believe the properties are suitable and adequate for their uses.

We do not have any significant scheduled capital improvements for the properties.

We believe that the properties are adequately insured.

The U.S. federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2014 U.S. federal income tax return.

The annual real estate tax on the properties for the calendar year 2014 is expected to be $0.3 million. Such real estate taxes are to be paid directly by the tenant under the terms of the lease.

PSLGM is a regional developer and operator of seniors housing communities. PSLGM was founded in 1997 and currently owns or operates seniors housing communities located in the southeast.

We believe that the properties of the Initial Benton House Tranche are well-located with acceptable roadway access and are well maintained. The properties of the Initial Benton House Tranche will be subject to competition from similar properties within their respective market areas, and the economic performance of the portfolio could be affected by changes in local economic conditions or losses of contracts to major insurance companies reducing the in-network patient base. We did not consider any other factors material or relevant to the decision to acquire the Initial Benton House Tranche, nor, after reasonable inquiry, are we aware of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.

Allegro Portfolio

On September 30, 2014, we closed our acquisition of the fee simple interests in five seniors housing communities and one land parcel located in Florida and Kentucky, or the Allegro Portfolio. We acquired the properties through wholly-owned subsidiaries of our operating partnership. The sellers of the properties were The Allegro at Abacoa, L.L.C., College Harbor Properties, L.L.C., The Allegro at Willoughby, L.L.C., The Allegro at East Lake, L.L.C. and Harbor Towers, L.L.C., each a Florida limited liability company, and The Allegro at Helmwood, L.L.C, a Kentucky limited liability company. The sellers have no material relationship with us and the acquisition was not an affiliated transaction.

Capitalization

The contract purchase price of the Allegro Portfolio was $172.5 million, exclusive of closing costs. We funded the acquisition of the Allegro Portfolio with proceeds from this offering.

Major Tenant/Lease Expiration

The Allegro Portfolio will be managed using a structure created under RIDEA pursuant to which we will receive operating income generated from the operations of the seniors housing communities and skilled nursing facility. Love Management Company, LLC d/b/a Allegro Management Company (“Allegro”) through certain affiliated entities, each an independent eligible contractor, will manage the properties within the Allegro Portfolio known as The Allegro at Jupiter (Jupiter, Florida), The Allegro at Stuart (Stuart, Florida), The Allegro at Elizabethtown (Elizabethtown, Kentucky), The Allegro at Tarpon Springs (Tarpon Springs, Florida) and The Allegro at St. Petersburg (St. Petersburg, Florida), and will receive a market rate management fee pursuant to separate management contracts.

Other

We believe the properties are suitable and adequate for their uses.

We do not have any significant scheduled capital improvements for the properties.

We believe that the properties are adequately insured.

The U.S. federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2014 U.S. federal income tax return.

The annual real estate tax on the properties for the calendar year 2014 is expected to be $1.2 million. Such real estate taxes are to be paid directly by the tenant under the terms of the lease.

Allegro is a developer and operator of seniors housing communities. Allegro currently owns or operates seniors housing communities located in Florida and Kentucky.

We believe that the properties of the Allegro Portfolio are well-located with acceptable roadway access and are well maintained. The properties of the Allegro Portfolio will be subject to competition from similar properties within their respective market areas, and the economic performance of the portfolio could be affected by changes in local economic conditions or losses of contracts to major insurance companies reducing the in-network patient base. We did not consider any other factors material or relevant to the decision to acquire the Allegro Portfolio, nor, after reasonable inquiry, are we aware of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.